 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 05, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

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Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amec Foster Wheeler plc

5 June 2017

Amec Foster Wheeler plc (the 'Company') - Annual General Meeting Voting Results

All resolutions proposed at the Annual General Meeting of the Company held on 2 June 2017, were passed by shareholders by way of a poll vote. For shareholders' information, the current issued share capital of the Company is 389,973,503 shares (excluding 3,158,310 shares held in Treasury). The voting was as follows:

		Votes For (Including Discretionary)%		Votes Against	%	Votes Total	% of Issued Share Capital Voted	Votes Withheld*	Votes Total(including Withheld)
1	Report & accounts	273,443,548	99.91	235,206	0.09	273,678,754	70.18	666,233	274,344,987
2	Remuneration report	246,055,827	97.02	7,560,197	2.98	253,616,024	65.03	20,728,666	274,344,690
3	Elect Jon Lewis	262,897,433	95.89	11,266,922	4.11	274,164,355	70.30	180,632	274,344,987
4	Elect Bob Card	273,561,952	99.78	592,884	0.22	274,154,836	70.30	190,152	274,344,988
5	Re-election of John Connolly	260,311,109	95.02	13,645,943	4.98	273,957,052	70.25	387,936	274,344,988
6	Re-election of Ian McHoul	263,364,961	96.07	10,777,940	3.93	274,142,901	70.30	202,087	274,344,988
7	Re-election of Linda Adamany	262,982,205	95.93	11,163,255	4.07	274,145,460	70.30	199,528	274,344,988
8	Re-election of Colin Day	256,570,193	95.83	11,173,255	4.17	267,743,448	68.70	6,601,540	274,344,988
9	Re-election of Roy Franklin	260,488,621	95.89	11,161,501	4.11	271,650,122	66.80	2,694,866	274,344,988
10	Re-election of Stephanie Newby	262,988,758	95.93	11,156,395	4.07	274,145,153	70.30	199,835	274,344,988
11	Re-appointment of Ernst & Young LLP	271,441,401	99.17	2,276,799	0.83	273,718,200	70.19	626,788	274,344,988
12	Authorisation of auditors' remuneration	274,199,821	99.96	112,487	0.04	274,312,308	70.34	32,679	274,344,987
13	Authority to allot shares	274,097,956	99.93	195,172	0.07	274,293,128	70.34	51,859	274,344,987
14	Disapplication of pre-emption rights limited to the specified amount on an unrestricted basis	273,939,293	99.88	315,829	0.12	274,255,122	70.33	89,865	274,344,987
15	Disapplication of pre-emption rights limited to the specified amount to be used for an acquisition or specified capital investment	268,728,657	97.98	5,534,043	2.02	274,262,700	70.33	82,287	274,344,987
16	Authority to purchase own shares	271,661,753	99.05	2,608,139	0.95	274,269,892	70.33	74,795	274,344,687
17	Notice of general meetings	253,528,724	92.43	20,764,959	7.57	274,293,683	70.34	51,004	274,344,687

* Please note a vote withheld is not a vote under English law and is not counted in the calculation of the votes cast "for" or "against" a resolution.

In compliance with Listing Rule 9.6.2R, copies of resolutions 13 to 17 have been forwarded to the UK Listing Authority for publication through the National Storage Mechanism where they will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

Results of the poll can also be viewed on the Company's website at http://www.amecfw.com/investors/shareholder-information/agms

Jenny Warburton
Deputy Company Secretary
+44 (0)1565 652100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 June 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary